Exhibit 99.1

Wallbox Announces Preliminary Estimated Q2 2024 Revenue of Approximately

€49 Million and Timing of its Second Quarter 2024 Earnings Webcast

BARCELONA, SPAIN – July 8, 2024 – Wallbox (NYSE: WBX), a leading provider of electric vehicle (EV) charging and energy management solutions worldwide, today announced preliminary second quarter 2024 revenue of approximately €49 million, representing nearly 50% year-over-year growth and double digit quarter-over-quarter growth. The primary growth driver for the second quarter was the US market, which experienced over 65% year-over-year revenue growth from increased sales of Wallbox’s award-winning home AC chargers and public DC fast chargers. More detailed financial results for the second quarter of 2024 will be released before the market opens on Thursday, August 1, 2024. The company will host a webcast at 8:00 AM ET (2:00 PM CET) the same day, to discuss these results and provide a business update. The prepared remarks by Enric Asunción, co-founder and Chief Executive Officer, and Luis Boada, Chief Financial Officer, will be followed by a question and answer session.

Please visit this link, which is also accessible on the ‘Events & Presentations’ section of the Company’s investor relations website, investors.wallbox.com, to register for and join the webcast and access the accompanying presentation materials. A replay of the webcast following the event and the accompanying presentation materials will be accessible through the same link and available for future download.

About Wallbox

Wallbox is a global technology company, dedicated to changing the way the world uses energy. Wallbox creates advanced electric vehicle charging and energy management systems that redefine the relationship between users and the network. Wallbox goes beyond charging electric vehicles to give users the power to control their consumption, save money and live more sustainably. Wallbox offers a complete portfolio of charging and energy management solutions for residential, semi-public, and public use in more than 100 countries around the world. Founded in 2015 in Barcelona, where the company’s headquarters are located, Wallbox currently has offices across Europe, Asia, and America. For more information, visit www.wallbox.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Wallbox intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements contained in this press release other than statements of historical fact should be considered forward-looking statements, including, without limitation, statements regarding Wallbox’s expected revenue, revenue growth and revenue drivers for the second quarter of 2024 and the intended benefits of using Wallbox’s products and services. The words “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “expect,” “focus,” “forecast,” “intend,” “likely,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “target,” will,” “would” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause Wallbox’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: Wallbox’s history of operating losses as an early stage company; the adoption and demand for electric vehicles including the success of alternative fuels, changes to rebates, tax credits and the impact of government incentives; Wallbox’s ability to successfully manage its growth; the accuracy of Wallbox’s forecasts and projections including those regarding its market opportunity; competition; risks related to losses or disruptions in Wallbox’s supply or manufacturing partners; impacts resulting from geopolitical conflicts; risks related to macro-economic conditions and inflation; Wallbox’s reliance on the third-parties outside of its control; risks related to Wallbox’s technology, intellectual property and infrastructure; occurrence of any public health crisis or similar global events as well as the other important factors discussed under the caption “Risk Factors” in Wallbox’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, as such factors may be updated from time to time in its other filings with the Securities and Exchange Commission (the “SEC”), accessible on the SEC’s website at www.sec.gov and the Investors Relations section of Wallbox’s website at investors.wallbox.com. Any such forward-looking statements represent management’s estimates as of the date of this press release. Any forward-looking statement that Wallbox makes in this press release speaks only as of the date of such statement. Except as required by law, Wallbox disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.

Financial Disclosure Advisory

The preliminary Q2 2024 results included in this press release are unaudited and preliminary and do not present all information necessary for an understanding of the Company’s financial condition as of June 30, 2024 and its results of operations for the quarterly period ended June 30, 2024. These estimates represent the most current information available to the Company’s management, as financial closing procedures for the second quarter ended June 30, 2024 are not yet complete. The Company expects that its actual interim results to be reported in the earnings release for the quarterly period ended June 30, 2024 will not differ materially from the preliminary results presented in this press release, however, these results are subject to change following the completion of quarterly accounting procedures and adjustments.

Wallbox Investor Contact:	Wallbox Public Relations Contact:
Michael Wilhelm	Elyce Behrsin
Corporate Development & Investor Relations	Public Relations
Investors@wallbox.com	Press@wallbox.com
+34 607 653 910	+34 673 310 905